UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Dr.

Greenwood Village, CO 80121

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,221,075 (1)
	8	SHARED VOTING POWER 10,139 (2)
	9	SOLE DISPOSITIVE POWER 10,221,075 (1)
	10	SHARED DISPOSITIVE POWER 10,139 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231,214 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,173,913 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series E Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Based on 31,199,325 shares of Common Stock of the Issuer, which consists of (i) 29,025,412 shares of Common Stock outstanding as of May 7, 2021, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 8 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021 and Amendment No. 7 to the Schedule 13D filed on April 5, 2021 (as amended, the “Schedule 13D”).  The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 8 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person has engaged in discussions with Jed A. Latkin, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Issuer, related to the Reporting Person’s intention to request that the board of directors appoint additional members of the board of directors of the Issuer. The Reporting Person may engage in subsequent communications, to discuss matters relating to the Reporting Person’s investment in the Issuer and the Reporting Person’s views with respect to, among other things, the business, financial condition, corporate governance practices, board composition, ongoing litigation, operations and future plans of the Issuer.

As a result of such discussions, the Reporting Person formally requested that the board of directors of the Issuer increase the size of the board to include a total of seven (7) members and to fill the vacancies resulting from such increase by appointing the Reporting Person (John K. Scott, Jr.) and Alexander L. Cappello as additional members of the board of directors of the Issuer. A copy of such written proposal is attached hereto as Exhibit A. The Reporting Person believes that such increase and appointments will allow the Issuer to focus more on developing drug candidates and resolving outstanding litigation as well as exploring strategic alternatives.

The above description does not purport to be complete and is qualified in its entirety by the full text of such written proposal, which is attached hereto as Exhibit A.

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series E Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Without limiting the generality of the foregoing, the Reporting Person may from time to time sell or otherwise dispose of shares of Common Stock in order to allow the Reporting Person to convert shares of Series E Preferred Stock to remain under the Share Cap.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	10,231,214	(1) (2)
Percent of class:	32.8	%(3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	10,221,075	(1)
Shared power to vote or direct the vote:	10,139	(2)
Sole power to dispose or direct the disposition of:	10,221,075	(1)
Shared power to dispose or direct the disposition of:	10,139	(2)

(1)	Includes 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock held directly by the Reporting Person.
(2)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Based on 31,199,325 shares of Common Stock of the Issuer, which consists of (i) 29,025,412 shares of Common Stock outstanding as of May 7, 2021, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 2,173,913 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Written Proposal Letter from John K. Scott, Jr. dated June 1, 2021, addressed to Jed Latkin, President, COO, CFO of Navidea Biopharmaceuticals, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

/s/ John K. Scott, Jr.
John K. Scott, Jr.

Exhibit A

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, CO 80121

June 1, 2021

Jed Latkin, President, COO, CFO

Navidea Biopharmaceuticals, Inc.

4995 Bradenton Avenue

Suite 240

Dublin, OH 43017-3552

Re: Request for the Board to take action to appoint two additional members to the Navidea Biopharmaceuticals, Inc. (the "Company") Board.

Dear Mr. Latkin:

As we recently discussed and after a thorough and thoughtful deliberation, I am writing to formally request that the Company’s  Board appoint me, John K. Scott, Jr. and Alexander L. Cappello to the Board of the Company. These two additions will make the board 7 members in size and position the Company moving forward. As I have expressed many times, I strongly believe in the Company’s drug candidates and the important impact they could have on patients’  lives and the scientific community. I believe the Board should focus its time and energy on development efforts for these drug candidates, including finding ways to motivate and reward the employees and consultants who are working hard to further these development efforts. In addition, as we discussed, I believe the Board should make efforts to efficiently resolve the outstanding litigation matters so the Company can better focus financial and human resources on furthering the Company's stated business plan.

Attached are resumes for John K. Scott, Jr. and Alexander L. Cappello.

I am grateful for the Board's attention and responsiveness to this request.

Sincerely,

John K Scott, Jr

Cc:	R. Clyde Parker, Jr., cparker@winstead.com
Roy V. Richter, rrichter@winstead.com